August 7, 2017

Division of Corporation Finance

Office of Healthcare and Insurance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

DCFCommentLetters@sec.gov

Re: First Acceptance Corporation (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 14, 2017

File No. 001-12117

To the Securities and Exchange Commission (the “Commission”) Staff (the “Staff”):

This letter is submitted in response to the comment contained in your letter dated July 24, 2017 (the “Comment Letter”). For your convenience, we have restated the comment contained in the Comment Letter. In accordance with the Comment Letter, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Form 10-K for Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements

Note 9 - Loss and Loss Adjustment Expenses Incurred and Paid, page 58

1. Please tell us why you include one incurred and paid loss and loss adjustment expenses table for all your products, which based on your description on page 3 includes nonstandard personal automobile coverage, optional products that provide ancillary reimbursement and benefits in the event of an auto accident, and tenant homeowner content and liability coverage. With regard to your tenant homeowner coverage, tell us why this coverage should not be further disaggregated into a table for content and another table for liability coverage. Also in your response, address whether you sell nonstandard personal automobile insurance for physical damage to an insured’s vehicle and for liabilities to others, and if so, why this coverage should not be further disaggregated into a table for physical damage and another table for liabilities to others.

Response: The following explains the Company’s basis for providing only one incurred and paid loss and loss adjustment expenses table. ASU No. 2015-09, “Financial Services – Insurance (Topic 944): Disclosure of Short-Duration Contracts states the following:

Insurance entities should aggregate or disaggregate those disclosures so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have significantly different characteristics.

Based on this criterion, the Company believes that disaggregating information into more than one incurred and paid loss and loss adjustment expenses table would obscure useful information by including a large amount of insignificant detail. The following table summarizes the Company’s liability for unpaid losses and loss adjustment expenses as of December 31, 2016, and supports this conclusion in that the overall significance of the auto liability coverage would render any additional detail insignificant.

	$(000s)
Auto Liability	150,003	93.1%
Auto Physical Damage	10,920	6.8%
Tenant Homeowners	147	0.1%
Other	9	0.0%

	161,079	100.0%

Additionally, based on this criterion, the Company does not believe that the auto liability and auto physical damage coverages have significantly different characteristics:

•	The auto liability and auto physical damage coverages are all priced and sold as a part of a single product and the Company does not manage its business based on these individual coverages. Therefore, management considers the presentation of the development for the single product as the most meaningful.

•	While the development and payment patterns do differ slightly for auto liability and auto physical damage, both coverages have short tails. After two years from the end of the initial accident year, our experience is that auto liability and auto physical damage are developed 95% and 100%, respectively, of their ultimate values. Auto liability is developed 98% at the end of the third year.

Finally, as auto physical damage and tenant homeowners coverages make up only 6.8% and 0.1%, respectively, of the liability for unpaid losses and loss adjustment expenses as of December 31, 2016, we believe further disaggregation of our disclosures would not provide any additional insight into the key drivers of reserve development which are changes in estimates regarding frequency and severity.

The Company proposes to include the following additional disclosure in its future filings with the Commission in the “Losses and Loss Adjustment Expenses Incurred and Paid” footnote to the Company’s Consolidated Financial Statements:

The Company underwrites only a single product in the form of a non-standard personal automobile policy. Although this product can vary in terms of its coverages (liability and physical damage), disaggregation by these coverages is not considered meaningful due to the immateriality of the physical damage loss reserve component which is approximately 7% of the ending reserve. Additionally, the tenant homeowner coverage sold as an optional product is insignificant.

Please do not hesitate to contact our Treasurer, Mike Bodayle, at (615) 844-2907 if you have any questions or further comments.

Sincerely,

Kenneth D. Russell

Interim President and Chief Executive Officer

First Acceptance Corporation